

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re:** **Live Nation Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Response Dated May 27, 2015**
> **File No. 001-32601**

Dear Ms. Willard:

We have reviewed your May 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 30

1. We note from your response to our prior comment 2 that the table illustrating the reconciling item titled "Differences between foreign and United States statutory rates" includes adjustments for goodwill impairment and Luxembourg ruling benefit, which result in an additional $25 million benefit.
   - Please explain to us how you calculated or determined this $25 million benefit. In this regard, please tell us the tax-effected amount associated with the non-deductible goodwill impairment of $117 million.
   - In light of the fact that your response indicates that the goodwill impairment is not deductible for tax purposes (implying additional tax expense), please explain to us

why it appears from your response that this goodwill impairment plus the Luxembourg tax benefit, results in an increase to the tax benefit.

- We note from Note 9 that the reconciliation of income tax computed at the US federal statutory rates to income tax expense includes a separate line item titled "Nondeductible items", which is disclosed as primarily relating to the 2014 goodwill impairment that is not deductible for tax purposes. Please clarify for us whether the tax effects of this 2014 goodwill impairment is included in both the $55 million reconciling item titled "Nondeductible items" and the $10.7 million reconciling item titled "Differences between foreign and US statutory rates." If the 2014 goodwill impairment is not included in the line "Nondeductible items," please tell us the reasons for the significant increase in this line.

2. We note from your response to our prior comment 2 that part of the tax rate adjustments in 2014, which contributed to the tax benefit, was an actual statutory tax rate in Luxembourg that is different than the published statutory rate due to tax rulings received. Please tell us the nature of the tax rulings and any risks and uncertainties associated with those tax rulings, including expiration dates.

3. We note from your response to our prior comment 2 that one reason for the variance between the hypothetical tax expense and the actual tax expense is the exclusion or inclusion of certain items (reason 2).
- Please tell us how reason 2 differs from "Non-deductible items" in your income tax rate reconciliation. It appears that both reflect book financial statement expenses that are not deductible for tax purposes.
- It appears that reason 2 corresponds to the line "Non-United States income inclusions and exclusions" in your income tax rate reconciliation in note 9. However, from your response, it appears that reason 2 applies to both U.S. and non-U.S. jurisdictions. Please confirm our understanding.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief